SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Ad.Venture Partners, Inc.
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

00516Q109 (Common Stock)
(CUSIP Number)

July 30, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  CUSIP No. 00516Q109                                                                                                                                                                                          Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Azimuth Opportunity, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                  CUSIP No. 00516Q109                                                                                                                                                                                                Page 3 of 6

Item 1.

(a)           Name of Issuer:

Ad.Venture Partners, Inc.  (the “Company”)

(b)           Address of Issuer's Principal Executive Offices:

360 Madison Avenue, 21st Floor
New York, New York 10017

Item 2.

(a)           Name of Person Filing:

Azimuth Opportunity, Ltd.

(b)           Address of Principal Business Office or, if none, Residence:

Azimuth Opportunity, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

(c)           Citizenship:

British Virgin Islands

(d)           Title of Class of Securities:

Common Stock, 0.0001 par value per share (“Common Stock”).

(e)           CUSIP Number:

00516Q109 (Common Stock)

                  CUSIP No. 00516Q109                                                                                                                                                                                        Page 4 of 6

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4.    Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)              Amount beneficially owned:

As of the date of this filing, the Reporting Person beneficially owns 0 shares of Common Stock.

(b)           Percent of class:

0% of the Company's Common Stock, which percentage was calculated based on a figure of 11,249,997 shares of Common Stock outstanding as of March 30, 2007, as reported in the Company's Current Report on Form 10K dated as of June 8, 2007.

(c)           Number of shares as to which the person has:

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote:  0

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.    Identification and Classification of Members of the Group

        Not applicable.

                  CUSIP No. 00516Q109                                                                                                                                                                                       Page 5 of 6

Item 9.    Notice of Dissolution of Group

        Not applicable.

Item 10.     Certification

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  CUSIP No. 00516Q109                                                                                                                                                                                       Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2007

        AZIMUTH OPPORTUNITY, LTD.

        By: /s/ Deirdre M. McCoy
               Name: Deirdre M. McCoy
         Title:   Corporate Secretary